SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

APPLICATION FOR QUALIFICATION OF INDENTURE

UNDER THE TRUST INDENTURE ACT OF 1939

TRUMP HOTELS & CASINO RESORTS HOLDINGS, LP

TRUMP HOTELS & CASINO RESORTS FUNDING, INC.

TRUMP TAJ MAHAL ASSOCIATES

TRUMP PLAZA ASSOCIATES

TRUMP MARINA ASSOCIATES, LP

TRUMP INDIANA, INC.

TRUMP INDIANA REALTY, LLC

TRUMP HOTELS & CASINO RESORTS DEVELOPMENT COMPANY, LLC

(Name of Applicant)

1000 Boardwalk

Atlantic City, New Jersey 08401

(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

Title of Class	Amount
8.5% Senior Secured Notes due 2015	Aggregate principal amount of $1,250,000,000

Approximate date of proposed public offering:

On, or as soon as practicable after the Effective Date of the Applicants’ Second Amended Plan of Reorganization

Name and address of agent for service:

Robert M. Pickus, Esq.

Executive Vice President, General Counsel and

Secretary

Trump Hotels & Casino Resorts, Inc.

1000 Boardwalk

Atlantic City, New Jersey 08401

(609) 449-1000

With a copy to:

Thomas W. Dobson, Esq.

Allen C. Wang, Esq.

Latham & Watkins LLP

633 West Fifth Street

Los Angeles, California 90071

(213) 485-1234

GENERAL

Item 1.	General Information

(a)	Trump Hotels & Casino Resorts Holdings, LP ( “THCR Holdings”) is a limited partnership and will be renamed Trump Entertainment Resorts Holdings, LP on or prior to the Effective Date (as defined below).

Trump Hotels & Casino Resorts Funding, Inc. (“THCR Funding,” together with THCR Holdings, the “Issuers”) is a corporation and will be renamed Trump Entertainment Resorts Funding, Inc. on or prior to the Effective Date.

Trump Hotels & Casino Resorts Development Company, LLC (“THCR Development”) is a limited liability company and will be renamed Trump Entertainment Resorts Development Company, LLC on or prior to the Effective Date.

Trump Taj Mahal Associates (“Trump Taj Mahal”) and Trump Plaza Associates (“Trump Plaza”) are general partnerships and will be converted or merged into single member limited liability companies on or prior to the Effective Date.

Trump Marina Associates, LP (“Trump Marina”) is a limited partnership and will be converted or merged into a single member limited liability company prior to the Effective Date.

Trump Indiana, Inc. is a corporation.

Trump Indiana Realty, LLC is a limited liability company.

Except for the Issuers, each of the foregoing entities shall be referred to herein collectively as the “Guarantors,” and the Issuers and Guarantors shall be referred to collectively as the “Applicants.”

(b)	THCR Holdings, THCR Funding, THCR Development, Trump Indiana, Inc. and Trump Indiana Realty, LLC are organized under the laws of the State of Delaware. Trump Taj Mahal, Trump Plaza and Trump Marina are organized under the laws of the State of New Jersey.

Item 2.	Securities Act Exemption Available

On November 21, 2004, Trump Hotels & Casino Resorts, Inc., a Delaware corporation (the “Company” or “THCR”), and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of New Jersey (the “Bankruptcy Court”). The Debtors continue their operations, including the management of their casino hotel properties, and operate as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court in accordance with sections 1107(a) and 1108 of the Bankruptcy Code. On April 5, 2005, the Bankruptcy Court confirmed the Debtors’ plan of reorganization, as amended (the “Plan”), in connection with the chapter 11 cases. The Debtors expect to emerge from bankruptcy when all conditions to the consummation of the Plan have been satisfied or waived, which is expected to occur in early May 2005 (such date of emergence, the “Effective Date”).

Pursuant to the Plan, the Debtors intend to undertake a restructuring of their existing public indebtedness and recapitalization and simplification of their current capital structure. For a more complete description of the contemplated restructuring, see the Plan and accompanying amended disclosure statement (the “Disclosure Statement”), each attached as an exhibit hereto, as well as filed as exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004. The Plan, the Disclosure Statement and other documents and information concerning the Debtors’ chapter 11 cases are available on the Debtors’ website in connection with the bankruptcy proceedings at www.THCRrecap.com. The internet address provided in this

Application for Qualification on Form T-3 is not intended to function as a hyperlink and the information therein is not and should not be considered part of this report and is not incorporated by reference in this document.

The Issuers intend to offer, under the terms and subject to the conditions set forth in the Plan and Disclosure Statement, the 8.5% Senior Secured Notes due 2015 (the “New Notes”) in aggregate principal amount of $1,250 million. The New Notes would be issued pursuant to the indenture to be qualified under this Form T-3 (the “Indenture”), a form of which is attached hereto as Exhibit T3C.

The New Notes would be issued by the Issuers in reliance upon available exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and from state securities and “blue sky” laws pursuant to section 1145(a)(1) of the Bankruptcy Code. Generally, section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and equivalent state securities and “blue sky” laws if the following requirements are satisfied: (i) the securities are issued by a debtor (or its successor) under a plan of reorganization, (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor, and (iii) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor or are issued “principally” in such exchange and “partly” for cash or property. It the Applicants’ position, and the Bankruptcy Court has also ruled in its confirmation order, that the offer and exchange of New Notes under the Plan satisfy the requirements of section 1145 of the Bankruptcy Code and, therefore, believe such offer and exchange are exempt from such otherwise applicable registration requirements. Under the Plan, the New Notes will be issued to certain holders of the 11.25% First Mortgage Notes due 2006 of Trump Atlantic City Associates and Trump Atlantic City Funding Inc., Trump Atlantic City Funding II, Inc. and Trump Atlantic City Funding III, Inc. (collectively, the “TAC Notes”) and the 11.625% First Priority Mortgage Notes due 2010 (the “TCH First Priority Notes”) and the 17.625% Second Priority Mortgage Notes due 2010 (the “TCH Second Priority Notes,” together with the TCH First Priority Notes, the “TCH Notes”) of Trump Casino Holdings, LLC and Trump Casino Funding, Inc.

AFFILIATIONS

Item 3.	Affiliates

(a) Pre-Effective Date Affiliates

An organizational chart showing the affiliates of the Applicants as of the date of this Application For Qualification on Form T-3 is attached hereto as Exhibit T3G-1 and is incorporated herein by reference. Unless otherwise indicated, each subsidiary is wholly owned by its parent.

See Item 5(a) for a list of persons who may be deemed to be “affiliates” of the Applicants by virtue of their holdings of the voting securities of the Applicants.

See Item 4(a) for a list of current directors and officers of the Applicants, each of whom may be deemed to be an affiliate of the Debtors by virtue of his or her position.

(b) Post-Effective Date Affiliates

An organizational chart showing the affiliates of the Applicants as of the Effective Date is attached hereto as Exhibit T3G-2 and is incorporated herein by reference. Unless otherwise indicated, each subsidiary would be wholly-owned by its parent.

Under the Plan, on or prior to the Effective Date, certain subsidiaries of the Company would be dissolved or merged out of existence, and other subsidiaries currently existing as partnerships, including Trump Taj Mahal, Trump Plaza and Trump Marina, would be converted or merged into single member limited liability companies in the applicable state of organization. On or prior to the Effective Date, Trump Hotels & Casino Resorts, Inc. would be renamed Trump Entertainment Resorts, Inc.; Trump Hotels & Casino Resorts Holdings, LP would be renamed Trump Entertainment Resorts Holdings, LP; Trump Hotels & Casino Resorts Funding, Inc.

would be renamed Trump Entertainment Resorts Funding, Inc. and Trump Hotels & Casino Resorts Development Company, LLC would be renamed Trump Entertainment Resorts Development Company, LLC. In addition, Trump Casinos II, Inc., a Delaware corporation wholly-owned by Donald J. Trump, would be merged into TCI 2 Holdings, LLC, a Delaware limited liability company of which the Company would be the sole member.

See Item 5(b) for a list of persons who may be deemed to be “affiliates” of the Applicants after the Effective Date of the Plan by virtue of their holdings of the voting securities of the Applicants.

See Item 4(b) for a list of proposed directors of the Company following the Effective Date. Such individuals, as well as the directors and officers of the Applicants to be nominated following the Effective Date, may be deemed to be affiliates of the Debtors by virtue of their respective positions.

MANAGEMENT AND CONTROL

Item 4.	Directors and Executive Officers

(a) Current Directors and Executive Officers

The following tables set forth the names of, and offices held by, the current executive officers and directors of the Company and the Applicants. The mailing address of each such executive officer and director is c/o Trump Hotels & Casino Resorts, Inc., 1000 Boardwalk, Atlantic City, NJ 08401.

(1) The executive officers and directors of the Company, which is the general partner and a limited partner of THCR Holdings, are as follows:

Name	Office/Position
Donald J. Trump	Chairman of the Board and Chief Executive Officer

Scott C. Butera	President and Chief Operating Officer

Mark A. Brown	President and Chief Executive Officer, Casino Operations Group

Robert M. Pickus	Executive Vice President, Secretary and General Counsel

Francis X. McCarthy, Jr.	Executive Vice President of Corporate Finance and Chief Financial Officer

John P. Burke	Executive Vice President and Corporate Treasurer

Joseph A. Fusco	Executive Vice President of Government Affairs

Wallace B. Askins	Director

Don M. Thomas	Director

Robert J. McGuire	Director

(2) The executive officers of THCR Holdings are as follows:(1)

Name	Office/Position
Donald J. Trump	Chief Executive Officer

Scott C. Butera	President and Chief Operating Officer

Mark A. Brown	President and Chief Executive Officer, Casino Operations Group

Francis X. McCarthy, Jr.	Executive Vice President of Corporate Finance and Chief Financial Officer

John P. Burke	Executive Vice President and Corporate Treasurer

Joseph A. Fusco	Executive Vice President, Government Affairs

Joseph S. Polisano	Vice President of Project Development

(3) The executive officers and directors of THCR Funding are as follows:

Name	Office/Position
Donald J. Trump	Director Chairman of the Board Chief Executive Officer

Francis X. McCarthy, Jr.	Executive Vice President of Corporate Finance and Chief Financial Officer

John P. Burke	Corporate Treasurer

Wallace B. Askins	Director

Don M. Thomas	Director

Robert J. McGuire	Director

(4) The executive officers of Trump Taj Mahal are as follows: (2)

Name	Office/Position
Mark A. Brown	President and Chief Executive Officer

Robert M. Pickus	Executive Vice President of Corporate & Legal Affairs

John P. Burke	Corporate Treasurer

Stephen S. Oskiera	Senior Vice President of Finance

James L. Wright	Vice President of Finance

Loretta I. Pickus	Vice President of Legal Affairs and Assistant Secretary

Joseph S. Polisano	Vice President of Project Development

(1)	As a limited partnership, THCR Holdings does not have directors.

(2)	As a general partnership, Trump Taj Mahal does not have directors.

(5) The executive officers of Trump Plaza are as follows: (3)

Name	Office/Position
Mark A. Brown	President and Chief Executive Officer

Matthew A. Harkness	Chief Operating Officer

Robert M. Pickus	Executive Vice President of Corporate & Legal Affairs

John P. Burke	Treasurer

Frederick Cunningham	Vice President of Legal Affairs and Assistant Secretary

Theresa C. Glebocki	Senior Vice President of Finance

(6) The executive officers of Trump Marina are as follows: (4)

Name	Office/Position
Mark A. Brown	President and Chief Executive Officer

Catherine A. Walker	Chief Operating Officer

Robert M. Pickus	Executive Vice President of Corporate & Legal Affairs and Secretary

Francis X. McCarthy, Jr.	Chief Financial Officer

John P. Burke	Vice President and Treasurer

Daniel M. McFadden	Vice President of Finance

Pacifico S. Agnellini	Assistant Secretary

Philip Magri	Assistant Secretary

(7) The executive officers and sole director of Trump Indiana, Inc. are as follows:

Name	Office/Position
Mark A. Brown	President and Chief Executive Officer

Christopher Leininger	Chief Operating Officer

Robert M. Pickus	Executive Vice President and Secretary

Timothy M. Cavanaugh	Director of Finance and Chief Financial Officer

John P. Burke	Treasurer

Donald J. Trump	Director

(8) The sole member of Trump Indiana Realty, LLC is as follows:

Name	Office/Position
Trump Casino Holdings, LLC	Member

(3)	As a general partnership, Trump Plaza does not have directors.

(4)	As a limited partnership, Trump Marina does not have directors.

(9) The members of THCR Development are as follows:

Name	Office/Position
THCR Ventures, Inc.	Member

THCR Holdings	Member

(b) Executive Officers and Directors as of the Effective Date

Following the Effective Date, the new board of directors of the Company would consist of nine members, five directors (the “Class A Directors”) acceptable to the informal committee of holders of TAC Notes appointed in connection with the Debtors’ chapter 11 cases (the “TAC Noteholder Committee”), three directors acceptable to Donald J. Trump (including Mr. Trump, as Chairman) (the “DJT Directors”) and a ninth director mutually acceptable to the TAC Noteholder Committee and Mr. Trump (the “Joint Director”).

Based on the information filed with the Bankruptcy Court on April 5, 2005 by the TAC Noteholder Committee and Donald J. Trump, the recapitalized Company’s board of directors is expected to consist of the following individuals as of the Effective Date:

Name	Office/Position
DJT Directors
Donald J. Trump	Chairman
Wallace B. Askins	Director
Don M. Thomas	Director

Class A Directors
Edward H. D’Alelio	Director
Cezar M. Froelich	Director
Morton H. Handel	Director
Michael Kramer	Director
James B. Perry	Director

Joint Director
James J. Florio	Director

Under the Plan, the current members of the Applicants’ management may serve in their respective positions through the first meeting of the board of directors of the Company after the Effective Date, which would take place no later than thirty days following the Effective Date. A majority of the recapitalized Company’s board of directors would select the directors and officers of the Applicants, which may include current members of management, subject to mutually acceptable terms of employment or retention. Mr. Trump would also enter into a services agreement with the Company and THCR Holdings pursuant to which he would serve as Chairman of the recapitalized Company’s board of directors, with a three-year rolling term.

In addition, on the Effective Date, the Company and Mr. Trump would enter into a voting agreement that would provide for the continued election of Class A Directors (and any person selected by a majority of Class A Directors then serving as directors to fill any vacancy) until the earlier of (i) the date immediately following the date of the sixth annual meeting of the Company’s stockholders following the Effective Date and (ii) such time as the stockholders of the recapitalized Company failed to elect Mr. Trump to the Company’s board of directors, subject to certain terms and conditions. Until the Company and THCR Holdings terminated Mr. Trump’s services agreement for “Cause,” (i) Mr. Trump would have the right to designate up to three directors of the Company (along with a ninth director that must be mutually acceptable to Mr. Trump and a majority of Class A

Directors), subject to adjustment based on Mr. Trump’s beneficial ownership of shares of the recapitalized Company’s common stock and (ii) Mr. Trump would serve on each committee of the recapitalized Company’s board of directors, other than the compensation committee and audit committee.

The mailing address after the Effective Date for each executive officer and director of the Company and the Applicants would be c/o Trump Entertainment Resorts, Inc., 1000 Boardwalk, Atlantic City, NJ 08401.

Item 5.	Principal Owners of Voting Securities

(a) Voting Securities as of the Date of the Application

The following tables set forth, as of April 7, 2005, information concerning the beneficial ownership of the voting securities of the Company and the Applicants by the persons known by the Company and the Applicants to beneficially own more than 10% of their respective outstanding voting securities:

(1) The Company(1)

Name and Complete Mailing Address	Title of Class Owned	Amount Owned		Percent of Class
Donald J. Trump 725 Fifth Avenue New York, NY 10022	Common Stock Par Value $0.01	25,779,610	(2)	56.38%

	Class B Common Stock Par Value $0.01	1,000	(3)	100%

Harbert Distressed Investment Fund Ltd. c/o International Fund Services Third Floor Bishop Square Redmonds Hill Dublin, Ireland L2 00000	Common Stock Par Value $0.01	4,149,120	(4)	13.87%

(1)	Based on 29,904,764 shares of common stock outstanding as of April 7, 2005 and shares of the Company’s common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days and, in the case of Mr. Trump, an aggregate of 13,918,723 shares of common stock issuable upon the conversion of limited partnership interests in THCR Holdings held directly and indirectly by Mr. Trump.

(2)	Consists of 9,960,887 shares of the Company’s common stock and currently exercisable options to purchase 1,900,000 shares of common stock. Also includes an aggregate of 13,918,723 shares of common stock issuable upon the conversion of limited partnership interests in THCR Holdings held directly and indirectly by Mr. Trump. Does not include securities that Mr. Trump would be entitled to receive under the Plan or the investment agreement entered into between Mr. Trump and the Company and THCR Holdings in connection with the Plan.

(3)	As of April 7, 2005, 1,000 shares of Class B common stock were issued and outstanding, all of which were beneficially owned by Donald J. Trump, 850 shares of which were held directly by Mr. Trump, 50 shares of which were held indirectly through Trump Casinos, Inc. and 100 shares of which were held indirectly through Trump Casinos II, Inc. Mr. Trump’s 1,000 shares of Class B common stock have the voting equivalency of 13,918,723 shares of the Company’s common stock and are redeemable at par to the extent Mr. Trump converts his limited partnership interests in THCR Holdings into THCR common stock.

(4)	According to a Form 4 filed on February 17, 2005, Harbert Distressed Investment Master Fund Ltd. and certain of its affiliates beneficially owned 4,149,120 shares of the Company’s common stock as of February 15, 2005.

(2) THCR Holdings

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percent of Class
Trump Hotels & Casino Resorts, Inc. 1000 Boardwalk Atlantic City, NJ 08401	General Partnership Interests	N/A	100%(1)

	Limited Partnership Interests	N/A	63.4%(2)

Donald J. Trump 725 Fifth Avenue New York, NY 10022	Limited Partnership Interests	N/A	36.6%(3)

(1)	The Company is the sole general partner of THCR Holdings.

(2)	Consists of a 59.9% limited partnership interest directly held by the Company and a 3.5% limited partnership interest held by THCR/LP Corporation, a wholly-owned subsidiary of the Company.

(3)	Consists of a 27.1% limited partnership interest directly held by Donald J. Trump and a 3.7% and 5.8% limited partnership interest held by Trump Casinos, Inc. and Trump Casinos II, Inc., respectively, which are wholly owned by Mr. Trump.

(3) THCR Funding

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percent of Class
Trump Hotels & Casino Resorts Holdings, LP 1000 Boardwalk Atlantic City, NJ 08401	Common Stock Par Value $0.01	1,000	100%

(4) Trump Taj Mahal

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percent of Class
Trump Atlantic City Associates 1000 Boardwalk Atlantic City, NJ 08401	General Partnership Interests	N/A	99%

Trump Atlantic City Corporation 1000 Boardwalk Atlantic City, NJ 08401	General Partnership Interests	N/A	1%

(5) Trump Plaza

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percent of Class
Trump Atlantic City Associates 1000 Boardwalk Atlantic City, NJ 08401	General Partnership Interests	N/A	99%

Trump Atlantic City Corporation 1000 Boardwalk Atlantic City, NJ 08401	General Partnership Interests	N/A	1%

(6) Trump Marina

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percent of Class
Trump Marina, Inc. 1000 Boardwalk Atlantic City, NJ 08401	General Partnership Interests	N/A	100%

Trump Casino Holdings, LLC 1000 Boardwalk Atlantic City, NJ 08401	Limited Partnership Interests	N/A	100%

(7) Trump Indiana, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percent of Class
Trump Casino Holdings, LLC 1000 Boardwalk Atlantic City, NJ 08401	Common Stock No Par Value	1,500	100%

(8) Trump Indiana Realty, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percent of Class
Trump Casino Holdings, LLC 1000 Boardwalk Atlantic City, NJ 08401	Membership Interests	N/A	100%

(9) Trump Hotels & Casino Resorts Development Company, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percent of Class
Trump Hotels & Casino Resorts Holdings, LP 1000 Boardwalk Atlantic City, NJ 08401	Membership Interests	N/A	99%

THCR Ventures, Inc. 1000 Boardwalk Atlantic City, NJ 08401	Membership Interests	N/A	1%

(b) Voting Securities as of the Effective Date

The following tables set forth certain information regarding each person or entity expected, on the basis of present holdings and commitments and other information, to beneficially own more than 10% of the voting securities of the Company and Applicants outstanding as of the Effective Date.

(1) Trump Entertainment Resorts, Inc.(5)

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percent of Class
Donald J. Trump 725 Fifth Avenue New York, NY 10022	Common Stock Par Value $0.001	12,054,295	29.16	%(6)

	Class B Common Stock Par Value $0.001	900	100	%(7)

Morgan Stanley & Co., Incorporated 1585 Broadway New York, NY 10036	Common Stock Par Value $0.001	N/A	14.99	%(8)

(5)	Under the Plan, the Company would be renamed Trump Entertainment Resorts, Inc. on or prior to the Effective Date. Shares calculated based on consummation of the Company’s contemplated reverse stock split under the Plan (as described below in Item 7(b)). Excludes options and shares of the recapitalized Company’s common stock reserved for issuance under management incentive plans.

(6)	Includes shares of the recapitalized Company’s common stock issuable upon exchange of Mr. Trump’s limited partnership interests in THCR Holdings, certain ten-year warrants to purchase up to 1,446,706 shares of the recapitalized Company’s common stock and certain one-year Class A Warrants to purchase up to 1,217,933 shares of the recapitalized Company’s common stock to be issued to Mr. Trump upon consummation of the Plan.

(7)	As of the Effective Date, Donald J. Trump would be the beneficial owner of 900 shares of the recapitalized Company’s Class B common stock, 850 shares of which would be held directly by him and 50 shares of which would be held indirectly through Trump Casinos, Inc. Pursuant to the Plan, on or prior to the Effective Date, Trump Casinos II, Inc. (which is wholly owned by Donald J. Trump and as of the date of application held 100 shares of Class B common stock) would merge with and into TCI 2 Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company, with TCI 2 Holdings, LLC as the entity surviving such merger.

(8)	Upon consummation of the Plan, Morgan Stanley & Co., Incorporated (“Morgan Stanley”) is expected to beneficially own up to 14.99% of the recapitalized Company’s common stock. The exact amount of Morgan Stanley’s beneficial ownership will depend on the results of an election mechanism under the Plan, pursuant to which the holders of TAC Notes and TCH First Priority Notes may elect to maximize their receipt of the recapitalized Company’s common stock as part of their recovery under the Plan.

(2) Trump Entertainment Resorts Holdings, LP(9)

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percent of Class
Trump Entertainment Resorts, Inc. 1000 Boardwalk Atlantic City, NJ 08401	General Partnership Interests	N/A	100%
	Limited Partnership Interests	N/A	76.5	%(10)

Donald J. Trump 725 Fifth Avenue New York, NY 10022	Limited Partnership Interests	N/A	23.5	%(10)

(3) Trump Entertainment Resorts Funding, Inc.(11)

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percent of Class
Trump Entertainment Resorts Holdings, LP 1000 Boardwalk Atlantic City, NJ 08401	Common Stock Par Value $0.01	1,000	100%

(4) Trump Taj Mahal Associates, LLC(12)

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percent of Class
Trump Entertainment Resorts Holdings, LP 1000 Boardwalk Atlantic City, New Jersey 08401	Membership Interests	N/A	100%

(5) Trump Plaza Associates, LLC(13)

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percent of Class
Trump Entertainment Resorts Holdings, LP 1000 Boardwalk Atlantic City, New Jersey 08401	Membership Interests	N/A	100%

(9)	Under the Plan, THCR Holdings would be renamed Trump Entertainment Resorts Holdings, LP on or prior to the Effective Date.

(10)	Approximate value of profits interests under limited partnership agreement of Trump Entertainment Resorts Holdings, LP. Percentages are subject to change prior to the Effective Date.

(11)	Under the Plan, THCR Funding would be renamed Trump Entertainment Resorts Funding, Inc. on or prior to the Effective Date.

(12)	Under the Plan, Trump Taj Mahal would be converted or merged into a limited liability company on or prior to the Effective Date.

(13)	Under the Plan, Trump Plaza would be converted or merged into a limited liability company on or prior to the Effective Date.

(6) Trump Marina Associates, LLC(14)

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percent of Class
Trump Entertainment Resorts Holdings, LP 1000 Boardwalk Atlantic City, NJ 08401	Membership Interests	N/A	100%

(7) Trump Indiana, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percent of Class
Trump Entertainment Resorts Holdings, LP 1000 Boardwalk Atlantic City, NJ 08401	Common Stock No Par Value	1,500	100%

(8) Trump Indiana Realty, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percent of Class
Trump Entertainment Resorts Holdings, LP 1000 Boardwalk Atlantic City, NJ 08401	Membership Interests	N/A	10	0%

(9) Trump Entertainment Resorts Development Company, LLC(15)

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percent of Class
Trump Entertainment Resorts Holdings, LP 1000 Boardwalk Atlantic City, NJ 08401	Membership Interests	N/A	100%

Item 6.	Underwriters

(a) Deutsche Bank Securities Inc., Credit Suisse First Boston LLC, UBS Warburg LLC and Jefferies & Company, LLC acted as initial purchasers in connection with the offering of TCH Notes in March 2003. Under the Plan, the TCH Notes would be exchanged, in part, for New Notes, and the TCH Notes would thereupon be extinguished on or about the Effective Date.

(b) No person is acting, or proposed to be acting, as principal underwriter of the New Notes proposed to be offered pursuant to the indenture to be qualified on this Application for Qualification of Indenture on Form T-3.

Item 7.	Capitalization

(a) Capitalization as of the Date of Application

The following tables set forth information, as of April 7, 2005, with respect to each authorized class of securities of the Company and the Applicants.

(14)	Under the Plan, Trump Marina would be converted or merged into a single member limited liability company on or prior to the Effective Date.

(15)	Under the Plan, THCR Development would be renamed Trump Entertainment Resorts Development Company, LLC on or prior to the Effective Date.

(1) The Company

Title of Class	Shares Authorized/ Principal Amount Issued	Amount Outstanding
Common Stock	50,000,000 shares	29,904,764 shares	(16)
Class B Common Stock	1,000 shares	1,000 shares	(17)
Preferred Stock	1,000 shares	0 shares
TAC Notes(18)	$1,300,000,000	$1,300,000,000
TCH First Priority Notes(19)	$425,000,000	$425,000,000
TCH Second Priority Notes(19)	$70,922,307	$70,922,307	(20)

(2) THCR Holdings

Title of Class	Amount Authorized/ Principal Amount Issued	Amount Outstanding
Limited Partnership Interests	100%	100%

(3) THCR Funding

Title of Class	Amount Authorized/ Principal Amount Issued	Amount Outstanding
Common Stock	1,000	1,000

(4) Trump Taj Mahal(21)

Title of Class	Amount Authorized/ Principal Amount Issued	Amount Outstanding
Partnership Interests	100%	100%

(16)	Does not include an aggregate of 13,918,723 shares of common stock issuable upon the conversion of limited partnership interests in THCR Holdings held directly and indirectly by Donald J. Trump.

(17)	As of April 7, 2005, 1,000 shares of Class B common stock were issued and outstanding, all of which were beneficially owned by Donald J. Trump, 850 shares of which were held directly by Mr. Trump, 50 shares of which were held indirectly through Trump Casinos, Inc. and 100 shares of which were held indirectly through Trump Casinos II, Inc.

(18)	Issued by the Company’s subsidiaries, Trump Atlantic City Associates, Trump Atlantic City Funding I, Inc., Trump Atlantic City Funding II, Inc. and Trump Atlantic City Funding III, Inc.

(19)	Issued by the Company’s subsidiaries, Trump Casino Holdings, LLC and Trump Casino Funding, Inc.

(20)	Includes $65,000,000 aggregate original principal face amount of TCH Second Priority Notes plus $5,922,307 aggregate principal face amount of such notes issued as payments-in-kind thereon.

(21)	Guarantor of TAC Notes.

(5) Trump Plaza(22)

Title of Class	Amount Authorized/ Principal Amount Issued	Amount Outstanding
Partnership Interests	100%	100%

(6) Trump Marina(23)

Title of Class	Amount Authorized/ Principal Amount Issued	Amount Outstanding
Partnership Interests	100%	100%

(7) Trump Indiana, Inc.(24)

Title of Class	Amount Authorized/ Principal Amount Issued	Amount Outstanding
Common Stock	1,500 shares	1,500

(8) Trump Indiana Realty, LLC(25)

Title of Class	Amount Authorized/ Principal Amount Issued	Amount Outstanding
Membership Interests	100%	100%

(9) THCR Development

Title of Class	Amount Authorized/ Principal Amount Issued	Amount Outstanding
Membership Interests	100%	100%

The current holders of the Company’s common stock are entitled to one vote for each share held of record on all matters voted upon by stockholders and do not have cumulative voting rights. Holders of the Company’s Class B common stock generally vote on all matters with the holders of the Company’s common stock as a single class. The Class B common stock held by Donald J. Trump, both directly and indirectly as of the date of application, has the voting equivalency of 13,918,723 shares of the Company’s common stock and represents the shares of common stock issuable upon exchange of the limited partnership interests in THCR Holdings beneficially owned by him.

(22)	Guarantor of TAC Notes.

(23)	Guarantor of TCH Notes.

(24)	Guarantor of TCH Notes.

(25)	Guarantor of TCH Notes.

(b) Capitalization as of the Effective Date

(1) Trump Entertainment Resorts, Inc.

Title of Class	Amount Authorized/ Principal Amount Issued	Amount Outstanding
Common Stock	50,000,000 shares	41,334,460 shares	(26)
Class B Common Stock	1,000 shares	900 shares	(27)
Preferred Stock	1,000,000 shares	0 shares
New Notes	$1,250,000,000	$1,250,000,000	(28)

(2) Trump Entertainment Resorts Holdings, LP

Title of Class	Amount Authorized/ Principal Amount Issued	Amount Outstanding
Partnership Interest	100%	100%
New Notes	$1,250,000,000	$1,250,000,000

(26)	Shares calculated based on consummation of the Company’s contemplated reverse stock split under the Plan (as described below). Includes (i) certain ten-year warrants to purchase up to 1,446,706 shares of the recapitalized Company’s common stock, with an exercise price of $21.90 per share, to be issued to Mr. Trump upon consummation of the Plan, (ii) certain one-year Class A Warrants to purchase up to 1,217,933 shares of the recapitalized Company’s common stock, with an exercise price of $14.60 per share, to be issued to Mr. Trump upon consummation of the Plan, (iii) certain one-year Class A Warrants to purchase up to 2,207,260 shares of the recapitalized Company’s common stock, with an exercise price of $14.60 per share, to be issued to holders of the existing Company’s common stock upon consummation of the Plan, and (iv) shares of the recapitalized Company’s common stock issuable upon the conversion of limited partnership interests in THCR Holdings held directly and indirectly by Mr. Trump. On or following the first anniversary of the Effective Date, holders of TAC Notes would receive (i) the cash proceeds from the exercise of such Class A Warrants, plus any interest accrued thereon and (ii) if any Class A Warrants were not exercised, the shares of the recapitalized Company’s common stock reserved for issuance upon exercise of such warrants. Excludes options and shares of the recapitalized Company’s common stock reserved for issuance under management incentive plans.

(27)	As of the Effective Date, Donald J. Trump would be the beneficial owner of 900 shares of the recapitalized Company’s Class B common stock, 850 shares of which would be held directly by him and 50 shares of which would be held indirectly through Trump Casinos, Inc. Pursuant to the Plan, on or prior to the Effective Date, Trump Casinos II, Inc. (which is wholly owned by Donald J. Trump and as of the date of application held 100 shares of Class B common stock) would merge with and into TCI 2 Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company, with TCI 2 Holdings, LLC as the entity surviving such merger.

(28)	Issued by Trump Entertainment Resorts, Inc.’s subsidiaries, Trump Entertainment Resorts Holdings, LP and Trump Entertainment Resorts Funding, Inc. An estimated amount of approximately $730 aggregate principal amount of the New Notes would be nonrecourse to the Issuers, the Guarantors and the partners of THCR Holdings (the “Qualified Portion”). An estimated amount of approximately $520 million aggregate principal amount of the New Notes would be recourse to the Issuers, the Guarantors and the Company, in its capacity as general partner of THCR Holdings (the “Non-Qualified Portion”). The Qualified Portion and Non-Qualified Portion shall be recalculated on a periodic basis based on certain tax considerations no less frequently than annually, provided that in no event shall the Qualified Portion exceed $730 million aggregate principal amount of New Notes.

(3) Trump Entertainment Resorts Funding, Inc.

Title of Class	Amount Authorized/ Principal Amount Issued	Amount Outstanding
Common Stock	1,000 shares	1,000 shares
New Notes	$1,250,000,000	$1,250,000,000

(4) Trump Taj Mahal Associates, LLC(29)

Title of Class	Amount Authorized/ Principal Amount Issued	Amount Outstanding
Membership Interest	100%	100%

(5) Trump Plaza Associates, LLC(30)

Title of Class	Amount Authorized/ Principal Amount Issued	Amount Outstanding
Membership Interests	100%	100%

(6) Trump Marina Associates, LLC(31)

Title of Class	Amount Authorized/ Principal Amount Issued	Amount Outstanding
Membership Interests	100%	100%

(7) Trump Indiana, Inc.(32)

Title of Class	Amount Authorized/ Principal Amount Issued	Amount Outstanding
Common Stock	1,500 shares	1,500 shares

(8) Trump Indiana Realty, LLC(33)

Title of Class	Amount Authorized/ Principal Amount Issued	Amount Outstanding
Membership Interests	100%	100%

(29)	Guarantor of New Notes.

(30)	Guarantor of New Notes.

(31)	Guarantor of New Notes.

(32)	Guarantor of the Non-Qualified Portion of New Notes.

(33)	Guarantor of New Notes.

(9) Trump Entertainment Resorts Development Company, LLC(34)

Title of Class	Amount Authorized/ Principal Amount Issued	Amount Outstanding
Membership Interests	100%	100%

As part of the Plan, the Company would implement a 1,000 for 1 reverse stock split of the existing common stock of the Company, such that each 1,000 shares of common stock immediately prior to the reverse stock split would be consolidated into one share of new common stock of the recapitalized Company. The aggregate fractional share interests beneficially owned by each holder of existing shares of common stock would be rounded up to the nearest whole number.

Holders of the recapitalized Company’s common stock and Class B common stock, voting together as a single class, would have the exclusive right to vote for the election of directors of the recapitalized Company and on all other matters requiring, or otherwise submitted, for the approval of the stockholders of the Company, subject to certain limitations and restrictions and applicable law. As long as shares of Class B common stock are outstanding, (i) each holder of the recapitalized Company’s common stock would be entitled to one vote for each share of common stock held by such holder, and (ii) each holder of Class B common stock would be entitled to a number of votes equal to the number of shares of the recapitalized Company’s common stock issuable upon exchange of all limited partnership interests in THCR Holdings held by such holder and its controlled affiliates. Upon such exchange, the corresponding voting power of shares of Class B common stock (with respect to shares of the recapitalized Company’s common stock issuable upon exchange of limited partnership interests in THCR Holdings) would be proportionately diminished. At such time as there are no shares of the recapitalized Company’s common stock outstanding, each holder of the Company’s Class B common stock would be entitled to one vote for each share of Class B common stock held by such holder.

INDENTURE SECURITIES

Item 8.	Analysis of Indenture Provisions.

The following is a general description of certain provisions of the Indenture. This description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto. The applicants have not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution. Capitalized terms used in this Item 8 and not defined elsewhere in this Application for Qualification of Indenture on Form T-3 have the meanings ascribed to such terms in the Indenture.

(a) Events of Default; Withholding of Notice

Each of the following is an “Event of Default” with respect to the New Notes:

(a) the failure by the Issuers to pay any installment of interest (including defaulted interest) on the New Notes as and when the same becomes due and payable and the continuance of any such failure for 30 days;

(b) the failure by the Issuers to pay all or any part of the principal or premium, if any, on the New Notes when and as the same becomes due and payable at maturity, redemption, by acceleration or otherwise including, without limitation, payment of the Change of Control Payment Price, purchase price in any Event of Loss Offer or the Asset Sale Offer, or otherwise;

(c) the failure by the Issuers or any of THCR Holdings’ Restricted Subsidiaries after written notice from the Trustee or Holders of not less than 25% in aggregate principal amount of

(34)	Guarantor of New Notes.

New Notes then outstanding to comply with the provisions of Sections 4.12, 4.18, 4.21 or 5.01 of the Indenture;

(d) the failure by the Issuers or any of THCR Holdings’ Subsidiaries to observe or perform any other covenant or agreement contained in any Note Documents and the continuance of such failure for a period of 30 days after written notice is given to the Issuers by the Trustee or to the Issuers and the Trustee by the Holders of at least 25% in aggregate principal amount of the New Notes outstanding;

(e) a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuers, any Guarantor or any of THCR Holdings’ Subsidiaries (or the payment of which is guaranteed by any Issuer or any of the Guarantors) whether such Indebtedness or guarantee exists as of the Issue Date, or is created after the Issue Date, which default: (A) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness, after the expiration of any grace period provided in such Indebtedness on the date of such Payment Default, or (B) results in the acceleration of such Indebtedness prior to its express maturity, and in each case, either (i) such Indebtedness was incurred pursuant to clause (1) of paragraph (b) of Section 4.09 of the Indenture or (ii) the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20 million or more;

(f) failure by the Issuers or any of THCR Holdings’ Subsidiaries to pay final unsatisfied judgments aggregating in excess of $20 million at any one time rendered against either or both of the Issuers or any of THCR Holdings’ Subsidiaries and not stayed, bonded or discharged within 60 days;

(g) the revocation, suspension or involuntary loss of any Permit which results in the cessation of all or a material portion or aspect of the gaming operations of the Casino Properties for a period of more than 90 consecutive days;

(h) except as permitted by the Indenture and the New Notes, the cessation of effectiveness of any Guarantee of the Note Obligations in any material respect or the finding by any judicial proceeding that any such Guarantee is unenforceable or invalid in any material respect or the denial or disaffirmation by any Guarantor in writing of its obligations under its Guarantee;

(i) a default by any Issuer or any Guarantor in the performance of any of their respective obligations under the Collateral Documents, or the failure of any of the representations or warranties contained in the Collateral Documents to be true and correct as of and on the times specified therein, in each case which materially and adversely affects the enforceability, validity, perfection or priority of the Trustee’s Lien on the Collateral or which adversely affects the condition or value of the Collateral, taken as a whole, in any material respect, a repudiation or disaffirmation by any Issuer or any Guarantor of its obligations under the Collateral Documents or the determination in a judicial proceeding that the Collateral Documents are unenforceable or invalid against any Issuer or any Guarantor for any reason;

(j) Donald J. Trump fails to perform any of his obligations under the Trademark and Licensing Agreement which results in the substantial diminution of value of the Trademark and Licensing Agreement and THCR Holdings fails to diligently pursue in good faith appropriate remedies, or the Trademark and Licensing Agreement is terminated by THCR Holdings or any other party other than in accordance with its terms; provided, however, that any conversion of the Trademark Licensing Agreement into a royalty bearing license as contemplated therein shall not constitute a termination of the Trademark Licensing Agreement;

(k) the occurrence of any of the following: (i) except as permitted by the Indenture, any Collateral Document ceases for any reason to be fully enforceable; provided, that it will not be an Event of Default under this clause (k)(i) if the sole result of the failure of one or more Collateral Document to be fully enforceable is that any Lien purported to be granted under such Collateral Documents on Collateral, individually or in the aggregate, having a Fair Market Value of not more than $1.0 million ceases to be an enforceable and perfected Lien, subject only to Permitted Prior Liens and such failure is remedied within 30 days after notice thereof by the Collateral Agent, Trustee or Holders of not less than 25% in aggregate principal amount of New Notes than outstanding, or (ii) THCR Holdings or any other Pledgor, or any Person acting on behalf of any of them, denies or disaffirms, in writing, any obligation of THCR Holdings or any other Pledgor set forth in or arising under any Collateral Document; or

(l) certain events of bankruptcy, insolvency or reorganization in respect of either or both of the Issuers or any of their Significant Subsidiaries.

If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to Holders a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any New Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders.

If any Event of Default (other than those of the type described in clause (l) above) occurs and is continuing, the Trustee may, and the Trustee upon the request of Holders of at least 25% in principal amount of the outstanding New Notes shall, or the Holders of at least 25% in principal amount of outstanding New Notes may, declare the principal of all the New Notes, together with all accrued and unpaid interest, premium, if any, to be due and payable by notice in writing to the Issuers and the Trustee specifying the respective Event of Default and that such notice is a notice of acceleration, and the same shall become immediately due and payable. In the case of an Event of Default specified in clause (l) above, all outstanding New Notes shall become due and payable immediately without any further declaration or other act on the part of the Trustee or the Holders.

The Required Noteholders (or such higher percentage of the outstanding principal amount of the New Notes that would be required to amend such provision) generally are authorized to rescind such acceleration if all existing Events of Default, other than the non-payment of the principal of, premium, if any, and interest on the New Notes which have become due solely by such acceleration, have been cured or waived. Prior to the declaration of acceleration of the maturity of the New Notes, the Required Noteholders may waive on behalf of all the Holders any default, except a default in the payment of principal of or interest on any New Note not yet cured or a default with respect to any covenant or provision which cannot be modified or amended without the consent of each Holder of outstanding New Notes affected. Subject to all provisions of the Indenture and applicable law, the Required Noteholders will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

(b) Authentication and Delivery of the New Notes under the Indenture; Application of Proceeds

One Officer shall execute the New Notes on behalf of each Issuer by manual or facsimile signature. If an Officer whose signature is on a New Note no longer holds that office at the time a New Note is authenticated by the Trustee, the New Note shall nevertheless be valid. A New Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the New Note has been authenticated under the Indenture. The Trustee shall, upon a written order of the Issuers signed by an Officer of each Issuer, authenticate and deliver New Notes for issuance.

The Trustee may appoint an authenticating agent acceptable to the Issuers to authenticate New Notes. Unless otherwise provided in such appointment, an authenticating agent may authenticate New Notes whenever the Trustee may do so.

There will be no proceeds (and therefore no application of such proceeds) from the issuance of New Notes because the New Notes will be issued in partial satisfaction of the obligations of the holders of TAC Notes and TCH Notes pursuant to the Plan.

(c) Release or Substitution of Property Subject to the Lien of the Indenture

The Issuers’ obligations under the New Notes would be secured by a lien on substantially all the Issuers’ and Guarantors’ now owned or, subject to certain exceptions, hereafter acquired real property and incidental personal property and certain other property of the Applicants (with the exception of Trump Indiana, Inc.), subject to liens securing a $500 million working capital and term loan facility to be entered into by the Debtors on the Effective Date and certain permitted prior liens.

In addition to the Collateral granted by the Issuers and the Guarantors to the Collateral Agent for the benefit of the Holders on the Issue Date, the Issuers and the Guarantors will, in the circumstances described in Section 4.22 of the Indenture, grant Additional Collateral to secure the obligations under the New Notes and Guarantees consisting of other property and assets of the Issuers and the Guarantors not then constituting Collateral under the Indenture, other than Excluded Assets.

On January 1st of each calendar year following the Issue Date, the Issuers shall present to the Collateral Agent an itemized valuation of the Collateral pledged to secure their obligations under the Indenture in reasonable detail showing separately the value of all interests in real property and other property incidental to the activity of holding real property (within the meaning of Treasury Regulation Section 1.465-27(b)(2)(i)) and the value of all other property pledged as Collateral as of such date. The Collateral Valuation shall be prepared and certified by a nationally recognized independent appraisal or investment banking firm as of a date no more than 45 days prior to such delivery to the Collateral Agent. Upon delivery of the Collateral Valuation, THCR Holdings shall also deliver a certified resolution of the Board of Directors of the Company determining, in its reasonable discretion after consultation with counsel, the amount, if any, of the Additional Collateral that shall be pledged to secure the Issuers’ and Guarantors’ obligations under the New Notes and Guarantees under the Indenture. Such determination shall be made in good faith by the Board of Directors in order to pledge all or a portion of the Additional Collateral to the extent permissible under the provisions of Treasury Regulation Section 1.465-27. In the event that any Additional Collateral is determined to be required to be pledged as Collateral pursuant to Section 4.22(b) of the Indenture, THCR Holdings and Collateral Agent shall execute and deliver all applicable amendments, addendums and other documents under the Collateral Documents to effect the pledge of and perfection of a Lien on the Additional Collateral, subject to the prior Liens on the assets of the Issuers and Guarantors securing Priority Lien Debt and other Permitted Prior Liens, within 90 days after the delivery of the Collateral Valuation. If the granting of a security interest in Additional Collateral requires the consent of a third party, THCR Holdings will use its commercially reasonable efforts to obtain such consent with respect to the Lien for the benefit of the Collateral Agent. All or any portion of the Additional Collateral that is hereafter pledged to secure the obligations under the New Notes and Guarantees under the Indenture shall thereafter be “Collateral” for all purposes under the Indenture and the Collateral Documents, in each case without the need to otherwise amend the Indenture, except as determined by the Issuers and the Collateral Agent.

In the event that an Issuer or any Guarantor (other than any Guarantor that is treated as a corporation for U.S. federal income tax purposes) acquires any interest in any parcel of real property after the Issue Date, then the Issuer or such Guarantor shall enter into a Mortgage in substantially the form of those Mortgages attached as Exhibits E, F and G to the Indenture, pledging such real property, together with all property incidental thereto (within the meaning of Treasury Regulation Section 1.465-27), as Additional Collateral to secure the Note Obligations.

In the event that the Qualified Portion of the Note Obligations is set to zero pursuant to Section 4.26(a) or (b) of the Indenture, then the Issuers and the Guarantors shall enter into amendments to the Security Agreement and/or enter into new security agreements, mortgages or such other agreements as is necessary or appropriate to pledge all of the property (both real and personal, tangible and intangible) then held by the Issuers or any of the Guarantors as Collateral to secure the Note Obligations under the Indenture, including any after-acquired property, other than Excluded Assets.

The Indenture provides that the Collateral may be released from the Lien and security interests created by Collateral Documents at any time or from time to time in accordance with the provisions of the Collateral Documents, the Intercreditor Agreement or as provided under the Indenture, including in connection with certain distributions of Net Asset Sale Proceeds pursuant to Section 4.12 of the Indenture. The Issuers shall furnish to the

Trustee and the Collateral Agent, prior to each proposed release of Collateral pursuant to the Collateral Documents and Intercreditor Agreement, (i) an Officers’ Certificate, (ii) an Opinion of Counsel, and (iii) the documents (if any) required by Section 314(d) of the Trust Indenture Act of 1939.

(d) Satisfaction and Discharge of the Indenture

The Indenture will be discharged and will cease to be of further effect as to all New Notes and Guarantees issued, when either:

(i) all such New Notes theretofore authenticated and delivered, except lost, stolen or destroyed New Notes which have been replaced or paid and New Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(ii) (A) all such New Notes not theretofore delivered to such Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuers or any Guarantor has irrevocably deposited or caused to be deposited with such Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on such New Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption, (B) the Issuers have paid or caused to be paid all sums payable by it under the Indenture and (C) the Issuers have delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of such New Notes at maturity or the redemption date, as the case may be; and

in the case of either clause (i) or (ii): (x) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument (other than the Indenture) to which THCR Holdings or any Guarantor is a party or by which THCR Holdings or any Guarantor is bound; and (y) the Issuers shall have delivered to the Trustee an Officers’ Certificate and Opinion of Counsel stating that all conditions precedent relating to the satisfaction and discharge of the Indenture have been satisfied.

In addition, under the Indenture, the Issuers and Guarantors will have the right, subject to compliance with certain conditions, to effect a legal defeasance of the outstanding New Notes or to effect a discharge of certain of the covenants under the Indenture, in each case out of a trust fund established by the Indenture.

(e) Evidence of Compliance with Conditions and Covenants

The Issuers and any Guarantor (to the extent that such Guarantor is so required under the TIA) shall deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers’ Certificate stating that a review of the activities of the Issuers, the Guarantors and their respective Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Issuers, the Guarantors and their respective Subsidiaries have kept, observed, performed and fulfilled their obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Issuers, the Guarantors and their respective Subsidiaries have kept, observed, performed and fulfilled each and every covenant contained in the Indenture and are not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Issuers is taking or proposes to take with respect thereto).

The Issuers shall deliver to the Trustee, within 30 days after the Issuers become aware of the occurrence thereof, written notice in the form of an Officers’ Certificate of any Default or Event of Default, its status and what action the Issuers are taking or propose to take with respect thereto.

Item 9.	Other Obligors.

No other person other than the Applicants is an obligor of the New Notes.

Contents of Application for Qualification. This application for qualification comprises:

(a)	Pages number 1 to 24, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of U.S. Bank National Association, as Trustee under the Indenture to be qualified (filed herewith as Exhibit 25.1).

(c)	The following Exhibits in addition to those filed as part of the statement of eligibility and qualification of Trustee:

Exhibit	Title

T3A-1	Amended and Restated Certificate of Incorporation of Trump Hotels & Casino Resorts, Inc.(35)

T3A-2	Form of Restated Certificate of Incorporation of Trump Entertainment Resorts, Inc.

T3A-3	Third Amended and Restated Agreement of Limited Partnership of Trump Hotels & Casino Resorts Holdings, LP, dated October 7, 1996(36)

T3A-4	Form of Fourth Amended and Restated Agreement of Limited Partnership of Trump Entertainment Resorts Holdings, LP

T3A-5	Amended and Restated Certificate of Incorporation of Trump Hotels & Casino Resorts Funding, Inc.

T3A-6	Form of Amended and Restated Certificate of Incorporation of Trump Entertainment Resorts Funding, Inc.

T3A-7	Second Amended and Restated Partnership Agreement of Trump Taj Mahal Associates, dated April 12, 1996(37)

T3A-8	Form of Limited Liability Company Agreement of Trump Taj Mahal Associates, LLC

T3A-9	Third Amended and Restated Partnership Agreement of Trump Plaza Associates, dated April 17, 1996(38)

T3A-10	Form of Limited Liability Company Agreement of Trump Plaza Associates, LLC

T3A-11	Fourth Amended and Restated Partnership Agreement of Trump Marina Associates, LP, dated as of March 25, 2003(39)

T3A-12	Form of Limited Liability Company Agreement of Trump Marina Associates, LLC

T3A-13	Amended Certificate of Incorporation of Trump Indiana, Inc.

(35)	Filed as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

(36)	Filed as Exhibit 10.51.2 to the Company’s Quarter Report on Form 10-Q for the quarter ended September 30, 1996.

(37)	Filed as Exhibit 3.21 to Trump Atlantic City Associate’ Registration Statement on Form S-4 (Reg. No.: 333-43979), filed January 9, 1998.

(38)	Filed as Exhibit 3.20 to Trump Atlantic City Associates’ Registration Statement on Form S-4 (Reg. No.: 333-43979), filed January 9, 1998.

(39)	Filed as Exhibit 10.1 to Trump Casino Holdings, LLC’s Registration Statement on Form S-4 (Reg. No. 333-104916), filed May 1, 2003.

Exhibit	Title
T3A-14	Form of Amended and Restated Certificate of Incorporation of Trump Indiana, Inc.

T3A-15	Limited Liability Company Agreement of Trump Indiana, Realty, LLC, dated March 25, 2003

T3A-16	Form of Amended and Restated Limited Liability Company Agreement of Trump Indiana, Realty, LLC

T3A-17	Amended and Restated Limited Liability Company Agreement of Trump Hotels & Casino Resorts Development Company, LLC, dated April 23, 2004

T3A-18	Form of Amended and Restated Limited Liability Company Agreement of Trump Entertainment Resorts Development Company, LLC

T3B-1	Amended and Restated By-Laws of Trump Hotels & Casino Resorts, Inc.(40)

T3B-2	Form of Amended and Restated By-Laws of Trump Entertainment Resorts, Inc.

T3B-3	Bylaws of Trump Hotels & Casino Resorts Funding, Inc.

T3B-4	By-Laws of Trump Indiana, Inc.

T3C	Form of Indenture, to be dated as of the Effective Date, among the Company, the Issuers, the Guarantors and U.S. Bank National Association, as Trustee, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear

T3E-1	Disclosure Statement Accompanying Joint Plan of Reorganization, dated as of February 14, 2005

T3E-2	Second Amended Joint Plan of Reorganization of THCR/LP Corporation, et. al., dated as of March 30, 2005, as amended

T3F	A cross-reference sheet showing the location of the Indenture of the provisions therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939

T3G-1	Pre-Reorganization Chart of Affiliates of the Issuers and Guarantors

T3G-2	Post-Reorganization Chart of the Issuers and Guarantors

25.1	Form T-1 Qualifying U.S. Bank National Association, as Trustee under the Indenture to be qualified

(40)	Filed as Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, Trump Hotels & Casino Resorts Holdings, LP, a limited partnership organized and existing under the laws of the State of Delaware, Trump Hotels & Casino Resorts Funding, Inc., a corporation organized under the laws of the State of Delaware, Trump Taj Mahal Associates, a general partnership organized under the laws of the State of New Jersey, Trump Plaza Associates, a general partnership organized under the laws of the State of New Jersey, Trump Marina Associates, LP, a limited partnership organized under the laws of the State of New Jersey, Trump Indiana, Inc., a corporation organized under the laws of the State of Delaware, Trump Indiana Realty, LLC, a limited liability company organized under the laws of the State of Delaware, and Trump Hotels & Casino Resorts Development Company, LLC, a limited liability company organized under the laws of the State of Delaware, each have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New York, and State of New York, on the 8th day of April, 2005.

(SEAL)	TRUMP HOTELS & CASINO RESORTS HOLDINGS, LP

	By:	/s/ John P. Burke
		Name:	John P. Burke
		Its:	Executive Vice President and Corporate Treasurer

Attest:	/s/ Scott C. Butera
Scott C. Butera
President and Chief Operating Officer

(SEAL)	TRUMP HOTELS & CASINO RESORTS FUNDING, INC.

	By:	/s/ John P. Burke
		Name:	John P. Burke
		Title:	Corporate Treasurer

Attest:	/s/ Francis X. McCarthy, Jr.
Francis X. McCarthy, Jr.
Executive Vice President of Corporate Finance and Chief Financial Officer

TRUMP TAJ MAHAL ASSOCIATES
(SEAL)

	By:	TRUMP ATLANTIC CITY ASSOCIATES, as the managing general partner

		By:	/s/ John P. Burke
			Name:	John P. Burke
			Its:	Corporate Treasurer

Attest:	/s/ Scott C. Butera
Scott C. Butera
Chief Operating Officer

TRUMP PLAZA ASSOCIATES
(SEAL)

	By:	TRUMP ATLANTIC CITY ASSOCIATES, as the managing general partner

	By:	/s/ John P. Burke
		Name:	John P. Burke
		Its:	Corporate Treasurer

Attest:	/s/ Scott C. Butera
Scott C. Butera
Chief Operating Officer

TRUMP MARINA ASSOCIATES, LP
(SEAL)

	By:	/s/ John P. Burke
		Name:	John P. Burke
		Its:	Vice President and Treasurer

Attest:	/s/ Phillip Magri
Phillip Magri
Assistant Secretary

TRUMP INDIANA, INC.
(SEAL)

	By:	/s/ John P. Burke
	Name:	John P. Burke
	Title:	Treasurer

Attest:	/s/ Robert M. Pickus
Robert M. Pickus
Executive Vice President and Secretary

TRUMP INDIANA REALTY, LLC
(SEAL)

	By:	TRUMP CASINO HOLDINGS, LLC, as the sole member

		By:	/s/ John P. Burke
		Name:	John P. Burke
		Its:	Executive Vice President and Assistant Treasurer

Attest:	/s/ Scott C. Butera
Scott C. Butera
Chief Operating Officer

TRUMP HOTELS & CASINO RESORTS DEVELOPMENT COMPANY, LLC
(SEAL)

	By:	TRUMP HOTELS & CASINO RESORTS HOLDINGS, LP, as the managing member

		By:	/s/ John P. Burke
		Name:	John P. Burke
		Its:	Executive Vice President and Corporate Treasurer

Attest:	/s/ Scott C. Butera
Scott C. Butera
President and Chief Operating Officer